                                                                   EXHIBIT 99(i)




Audited Consolidated Financial Statements

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

As of December 31, 1993 and 1992


Report of Independent Public Accountants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2
Consolidated Statements of Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4
Consolidated Statements of Stockholder's Equity . . . . . . . . . . . . . . . . . . . . . . . . . . .    5
Consolidated Statements of Cash Flows . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6
Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Board of Directors of
The North American Coal Corporation:




We have audited the accompanying consolidated balance sheets of The North American Coal Corporation and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The North American Coal Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As explained in Note B to the financial statements, the Company has given retroactive effect to the change in accounting for income taxes as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".





                                            Arthur Andersen & Co.


Dallas, Texas,
February 3, 1994

                       THIS PAGE INTENTIONALLY LEFT BLANK

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 1993 and 1992

(Amounts in Thousands)
                                                                                           As Adjusted
                                                                                             (Note B)
                                                                               1993            1992
                                                                           ------------    ------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                               $     6,157     $    13,909
   Note receivable from parent Company                                          36,459          17,993
   Accounts receivable                                                          21,281          20,585
   Inventories                                                                  23,813          18,103
   Other current assets                                                          3,144           6,214
                                                                           ------------    ------------
                                                                                90,854          76,804

OTHER ASSETS:
   Notes receivable                                                              4,343           5,755
   Costs recoverable under sales contracts                                       8,435           9,942
   Other investments and receivables                                            12,225          11,511
                                                                           ------------    ------------
                                                                                25,003          27,208

PROPERTY, PLANT AND EQUIPMENT--at cost:
   Coal lands and real estate                                                   67,889          66,300
   Plant and equipment                                                         414,305         366,086
   Construction in progress                                                      3,972          37,835
                                                                           ------------    ------------
                                                                               486,166         470,221

   Less allowance for depreciation, depletion
      and amortization                                                        (168,827)       (145,937)
                                                                           ------------    ------------
                                                                               317,339         324,284

DEFERRED CHARGES:
   Deferred financing costs                                                      7,325           7,900
   Prepaid royalties                                                             5,521           5,159
   Deferred lease costs                                                         31,198          28,368
   Deferred leasehold costs                                                      3,255               -
                                                                           ------------    ------------
                                                                                47,299          41,427
                                                                           ------------    ------------
                                                                           $   480,495     $   469,723
                                                                           ============    ============

The accompanying notes are an integral part of these statements.

                                                                                            As Adjusted
                                                                                             (Note B)
                                                                               1993            1992
                                                                           ------------    ------------

LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
   Accounts payable                                                        $     9,673     $    12,490
   Payable to affiliated companies                                               1,576           2,208
   Accrued liabilities                                                          24,217          22,169
   Revolving credit agreements                                                  16,000           6,000
   Current maturities of long-term obligations                                  16,060          16,010
                                                                           ------------    ------------
                                                                                67,526          58,877

NON-CURRENT LIABILITIES:
   Advances from customers                                                     133,347         140,555
   Deferred income taxes                                                        18,092          15,638
   Pension compensation and other accrued liabilities                           16,112          15,111
                                                                           ------------    ------------
                                                                               167,551         171,304

LONG-TERM OBLIGATIONS:
   Subsidiaries' liabilities--(not guaranteed by the
   Company or the parent Company):
      Notes payable                                                             60,430          61,227
      Notes payable to affiliated company                                          406             506
      Capitalized lease obligations                                            145,126         132,846
                                                                           ------------    ------------
                                                                               205,962         194,579

MINORITY INTEREST                                                                5,694           5,662

STOCKHOLDER'S EQUITY:
   Common Stock, par value $1 a share:
      Authorized 750 shares; issued and
      outstanding 500 shares                                                         1               1
   Capital in excess of par value                                               32,390          32,390
   Retained income                                                               1,371           6,910
                                                                           ------------    ------------
                                                                                33,762          39,301
                                                                           ------------    ------------
                                                                           $   480,495     $   469,723
                                                                           ============    ============

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

As of December 31, 1993 and 1992

(Amounts in Thousands)

                                                                                                  AS ADJUSTED
                                                                                                    (NOTE B)
                                                                                   1993               1992
                                                                              -------------      -------------
TONS OF COAL SOLD                                                                   26,538             24,489
                                                                              =============      =============
INCOME:
   Net sales                                                                  $    225,770       $    197,578
   Royalties, rental and other operating income                                      6,532             13,542
   Interest, gain on sale of assets and miscellaneous income                         2,325              3,327
                                                                              -------------      -------------
                                                                                   234,627            214,447
COSTS AND EXPENSES:
   Cost of sales                                                                   150,416            139,221
   Depreciation, depletion and amortization                                         29,397             23,637
   Selling, administrative and general expenses                                      8,837              8,478
   Interest expense of subsidiaries                                                 18,761             14,234
                                                                              -------------      -------------
                                                                                   207,411            185,570
                                                                              -------------      -------------

      Income before income taxes and minority interest                              27,216             28,877

INCOME TAXES:
   Current                                                                           7,495              6,791
   Deferred                                                                          2,363                988
                                                                              -------------      -------------
                                                                                     9,858              7,779

Minority interest in income of consolidated subsidiary                               1,326              1,621
                                                                              -------------      -------------

       Net Income                                                             $     16,032       $     19,477
                                                                              =============      =============


The accompanying notes are an integral part of these statements.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

For the Years Ended December 31, 1993 and 1992

(Amounts in Thousands)

                                                               Capital In        Retained
                                                Common          Excess of         Income
                                                 Stock          Par Value        (Deficit)          Total
                                              -----------      -----------      ------------     -----------
Balance at January 1, 1992,
 as previously reported                       $        1       $   32,390       $   (13,582)     $   18,809

Add adjustment for the cumulative
 effects on prior years of applying
 retroactively the new method of
 accounting for income taxes
 (Note B)                                              -                -             1,015           1,015
                                              -----------      -----------      ------------     -----------
Balance at January 1, 1992,
 as adjusted                                  $        1       $   32,390       $   (12,567)     $   19,824


Net income                                             -                -            19,477          19,477
                                              -----------      -----------      ------------     -----------

Balance at December 31, 1992                  $        1       $   32,390       $     6,910      $   39,301

Net Income                                             -                -            16,032          16,032

Cash dividends                                         -                -           (21,571)        (21,571)
                                              -----------      -----------      ------------     -----------

Balance at December 31, 1993                  $        1       $   32,390       $     1,371      $   33,762
                                              ===========      ===========      ============     ===========





The accompanying notes are an integral part of these statements.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 1993 and 1992
(Amounts in Thousands)
                                                                                                   As Adjusted
                                                                                                    (Note B)
OPERATING ACTIVITIES:                                                               1993              1992
                                                                                ------------      ------------
   Net income                                                                   $    16,032       $    19,477

   Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation, depletion and amortization                                         29,397            23,637
    Gain on sale of assets                                                             (133)           (1,201)
    Costs recovered under sales contracts                                             1,507             1,405
    Deferred lease costs                                                             (2,830)           (3,013)
    Deferred leasehold costs                                                         (3,255)                -
    Development revenue receivable                                                      567               457
    Deferred income taxes                                                             2,363               988
    Pensions and other accruals                                                         542             2,478
    Prepaid royalties                                                                  (371)             (300)
    Deferred financing costs                                                            607                29
                                                                                ------------      ------------
                                                                                     44,426            43,957
   Working capital changes:
    (Increase) decrease in accounts receivable and other assets                      (1,632)              234
    (Increase) in inventories                                                        (2,927)             (250)
    Increase (decrease) in accounts payable and other liabilities                    (1,404)            1,954
                                                                                ------------      ------------
                                                                                     (5,963)            1,938
                                                                                ------------      ------------
      NET CASH PROVIDED BY OPERATING ACTIVITIES                                      38,463            45,895

INVESTING ACTIVITIES:
   Expenditures for property, plant and equipment                                   (24,011)          (38,428)
   Proceeds from property disposals                                                  21,640             1,314
   Additions to note receivable from parent Company                                 (18,466)           (9,556)
   Reduction in notes receivable                                                      4,664             1,426
   Other - net                                                                           21            (2,415)
                                                                                ------------      ------------
      NET CASH USED BY INVESTING ACTIVITIES                                         (16,152)          (47,659)

FINANCING ACTIVITIES:
   Additions to lines of credit, net                                                  7,482             8,930
   Additions to (repayment of) advances from customers, net                          (7,208)           26,107
   Additions to long-term obligations                                                51,517            45,535
   Repayment of long-term obligations                                               (60,283)          (77,966)
   Cash dividends                                                                   (21,571)                -
                                                                                ------------      ------------
      NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                              (30,063)            2,606
                                                                                ------------      ------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     (7,752)              842

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                       13,909            13,067
                                                                                ------------      ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                        $     6,157       $    13,909
                                                                                ============      ============


The accompanying notes are an integral part of these statements.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1993 and 1992

NOTE A--ORGANIZATION

The Company is a wholly-owned subsidiary of NACCO Industries, Inc. ("parent Company"). The Company is the owner of The Coteau Properties Company ("Coteau"), The Falkirk Mining Company ("Falkirk"), The Sabine Mining Company ("Sabine"), Red River Mining Company, its joint venture, ("Red River Mining"), and North American Coal Royalty Company.

Three of the Company's consolidated coal mining subsidiaries (surface mines) were organized to assume sales agreements with public utilities. All of the coal of these subsidiaries is sold to these public utilities pursuant to long-term contracts that extend up to 20 years with extensions at the buyer's option. The sales prices provided by such contracts are based on cost plus a profit per ton.

NOTE B--ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of The North American Coal Corporation ("Company"), its wholly-owned subsidiaries and its joint venture. Intercompany accounts have been eliminated.

CASH AND CASH EQUIVALENTS: Cash equivalents are investments purchased with an original maturity of three months or less.

INVENTORIES:  Inventories are stated at the lower of cost or market.

COSTS RECOVERABLE UNDER SALES CONTRACTS: The coal sales agreements ("Agreements") of three subsidiaries provided for selling prices which allowed a profit during the defined development period of the mines. Production costs incurred during the development period in excess of the established selling price, as set forth in the Agreements, were deferred and are being recovered as a cost of coal tonnage sold after the development period. Recoveries of these costs amounted to approximately $1,507,000 and $1,405,000 in 1993 and 1992, respectively, and are included in net sales in the accompanying consolidated statements of income.

DEPRECIATION, DEPLETION AND AMORTIZATION: Depreciation, depletion and amortization are provided in amounts sufficient to amortize the cost of related assets (including assets recorded under capitalized lease obligations) over their estimated range of useful lives and are calculated by the following methods: equipment and certain mine plant--straight-line method; remaining mine plant, coal lands and related leaseholds--units-of-production method based on estimated recoverable tonnage.

RECLAMATION COSTS: Under certain federal and state regulations, the Company's subsidiaries are required to reclaim land disturbed as a result of mining. Reclamation of disturbed land is a continuous process throughout the term of the related Agreements. Current reclamation costs are being recovered as a cost of coal tonnage sold. Costs to complete reclamation after mining has been completed are reimbursed under the Agreements.

PRIOR YEAR FINANCIAL STATEMENTS: Certain reclassifications have been made to the 1992 financial statements to conform to the 1993 presentation.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

DECEMBER 31, 1993 AND 1992



NOTE B--ACCOUNTING POLICIES--continued

ACCOUNTING CHANGE: The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109) effective January 1, 1993, and has elected to retroactively apply its provisions to January 1, 1992 as permitted by this standard. Accordingly, retained income has been increased by $1,015,000 as of January 1, 1992 to reflect the cumulative impact of applying this standard. The consolidated financial statements for the year ended December 31, 1992 have been restated for the effect of SFAS 109 resulting in a reduction of net income of $942,000.


NOTE C--ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows (in thousands):

                                                                                       December 31,
                                                                            -------------------------------
                                                                                 1993             1992
                                                                            -------------    --------------
   Accounts receivable                                                       $    15,568      $     14,002
   Accounts receivable from affiliated companies                                   5,617             6,479
   Refundable income taxes                                                            96               104
                                                                            -------------    --------------
                                                                             $    21,281      $     20,585
                                                                            =============    ==============



NOTE D--INVENTORIES

Inventories are summarized as follows (in thousands):

                                                                                     December 31,
                                                                            -------------------------------
                                                                                 1993             1992
                                                                            -------------    --------------
   Coal                                                                      $     7,619      $      6,189
   Mining supplies                                                                16,194            11,914
                                                                            -------------    --------------
                                                                             $    23,813      $     18,103
                                                                            =============    ==============


NOTE E--ADVANCES FROM CUSTOMERS

Advances from customers represent amounts advanced to Coteau and Falkirk from public utilities to develop, operate and provide working capital for the mines. These advances are without recourse to the Company and the parent Company. These advances are non-interest bearing and are secured by all owned assets and assignment of all rights under the Agreements of Coteau and Falkirk.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

DECEMBER 31, 1993 AND 1992



NOTE E--ADVANCES FROM CUSTOMERS--continued

Current maturities of advances of $11,259,000 are included in accrued liabilities. Estimated maturities for the next five years, including current maturities, are as follows (in thousands):

     1994                                                      $      11,259
     1995                                                             11,259
     1996                                                             11,259
     1997                                                             11,259
     1998                                                             11,259
     Thereafter                                                       88,311
                                                               -------------
                                                               $     144,606
                                                               =============

NOTE F--NOTES PAYABLE

The promissory notes represent borrowings which the public utility arranged for Sabine. The note payable at Coteau represents financing for leaseholds on coal lands received from an affiliate of Coteau's buyer. Neither the Company nor the parent Company have guaranteed these borrowings. Notes payable, less current maturities, consist of the following (in thousands):


                                                                                       December 31,
                                                                             --------------------------------
                                                                                  1993              1992
                                                                             -------------      -------------
   THE SABINE MINING COMPANY

   Promissory notes with an average interest
      rate of 3.248% in 1993, guaranteed by a $12.25 million
      million irrevocable letter of credit issued by a
      bank pursuant to a credit agreement with banks
      which expires August 15, 1995.  Under the
      terms of such agreement, substantially all
      assets of Sabine are pledged and all rights
      under a mining agreement are assigned.                                  $     4,550        $     8,150

   Promissory note payable to a bank under an
      agreement providing for borrowings up to
      $17 million.  Interest is based on the bank's
      daily cost of funds plus .45% (average
      interest rate of 3.512% for 1993).                                            10,365              5,685

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

DECEMBER 31, 1993 AND 1992




NOTE F--NOTES PAYABLE--continued

                                                                                      December 31,
                                                                            -------------------------------
                                                                                 1993              1992
                                                                            -------------     -------------

   Secured note payable due June 1, 2001, with a
      fixed interest rate of 8.65% per annum on the
      unpaid balance.  Under the terms of such
      agreement, substantially all assets of Sabine are
      pledged and all rights under a mining agreement
      are assigned.                                                                6,500             7,500

   THE COTEAU PROPERTIES COMPANY
   Mortgage note to an affiliate of Coteau's buyer with
      an interest rate of 10.94%.  The note requires a
      minimum payment of $19,700,000 before 1998 and
      other minimum payments due in various years up to
      2013 with final payment by 2019.  Payments are
      based upon coal mined from the lands covered by
      the mortgage note.                                                          38,466            39,111

   Other                                                                             549               781

                                                                            -------------     -------------
                                                                             $    60,430       $    61,227
                                                                            =============     =============

Note maturities for the next five years, including current maturities, are as follows (in thousands):

      1994                                                                               $        6,694
      1995                                                                                        7,034
      1996                                                                                        2,957
      1997                                                                                        2,575
      1998                                                                                        2,158
      Thereafter                                                                                 45,706
                                                                                        ----------------
                                                                                         $       67,124
                                                                                        ================


Commitment fees paid to banks were approximately $82,000 and $110,000 in 1993 and 1992, respectively, and are included in interest expense in the accompanying consolidated statements of income.

QTHE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

DECEMBER 31, 1993 AND 1992



NOTE G--REVOLVING CREDIT AGREEMENT

During 1993, the Company had a revolving credit agreement which is summarized as follows:

    Amount of revolving credit agreement                                                         $50,000,000
    Amount available at December 31, 1993                                                        $34,000,000

    Stated interest rate                                                                     LIBOR + .4375%
    Average interest rate during 1993                                                                 3.74%
    Commitment and facility fee                                                               .25% per annum
    Expiration date (with annual renewal option)                                          September 27, 1996

The Company has entered into interest rate hedging agreements which provide protection against significant increases in interest rates for a portion of this floating rate debt. These agreements are with major commercial banks; therefore, the risk of credit loss from nonperformance by the banks is minimal. The Company evaluates its exposure to floating rate debt on an ongoing basis.


NOTE H--POSTRETIREMENT PLANS

The Company and its affiliates, representing the mining operations of the parent Company, sponsor defined benefit pension plans which cover substantially all salaried employees of the Company and its subsidiaries. Benefits under the plans are based on years of service and average compensation during certain periods. The Company's funding policy is to contribute within the range allowed by the applicable regulations. Plan assets are primarily listed stocks and U.S. bonds.

The following is a detail of net periodic pension expense for all mining operations of the parent Company (in thousands):

                                                                                      December 31,
                                                                            --------------------------------
                                                                                  1993             1992
                                                                            ---------------  ---------------
      Service cost                                                          $        2,132    $       2,018
      Interest cost on projected benefit obligation                                  2,182            1,893
      Actual return on plan assets                                                  (1,792)          (2,401)
      Net amortization and deferral                                                   (312)             534
                                                                            ---------------  ---------------
      Net periodic pension expense                                          $        2,210   $        2,044
                                                                            ===============  ===============

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

DECEMBER 31, 1993 AND 1992




NOTE H--POSTRETIREMENT PLANS--continued

The following sets forth the funded status of the plans (in thousands):

   Actuarial present value of benefit obligation:

                                                                                     December 31,
                                                                            ------------------------------
                                                                                 1993             1992
                                                                            -------------     ------------
      Vested accumulated benefit obligation                                 $     12,460      $     8,915
      Nonvested accumulated benefit obligation                                     1,464            1,048
                                                                            -------------     ------------
      Total accumulated benefit obligation                                        13,924            9,963
      Value of future salary projections                                          16,937           15,570
                                                                            -------------     ------------
      Total projected benefit obligation                                          30,861           25,533

   Fair value of plan assets                                                      23,320           21,680
                                                                            -------------     ------------
   Projected benefit obligation in excess of plan assets                          (7,541)          (3,853)
   Amounts not recognized:
      Unrecognized net transition asset                                           (1,173)          (1,341)
      Unrecognized net gain                                                       (4,350)          (5,727)
      Prior service cost                                                             822              888
                                                                            -------------     ------------
      Pension obligation recognized                                         $    (12,242)     $   (10,033)
                                                                            =============     ============

Assumptions used in accounting for the defined benefit plans:

                                                                                   December 31,
                                                                         -------------------------------
                                                                             1993               1992
                                                                         ------------       ------------
      Weighted average discount rates                                           7.50%              8.00%
      Rate of increase in compensation levels                                   6.00%              6.75%
      Expected long-term rate of return on assets                               9.00%              9.00%


The Company and its subsidiaries participate in a defined contribution plan sponsored by the Company which covers substantially all salaried employees. The plan provides for employee contributions to be matched, by the respective company, up to a limit of 5% of the employee's salary. Company contributions to the plan were approximately $2,345,000 and $1,990,000 in 1993 and 1992, respectively.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

DECEMBER 31, 1993 AND 1992




NOTE I--OTHER RETIREMENT BENEFIT PLANS

The Company has adopted Statement of Financial Accounting Standards No. 106 (SFAS 106) "Accounting for Postretirement Benefits Other Than Pensions". In accordance with SFAS 106, the expected cost of retirement benefits other than pensions is charged to expense during the years that the employees render service. Under the provisions of the Agreements of three subsidiaries, costs will be recovered as a cost of coal tonnage sold. These amounts have no material effect on net income.

Because the impact of adopting SFAS 106 on the Company's results of operations and financial condition was not material and will not be material, the detailed disclosures required by SFAS 106 have not been presented.

The Company established a Voluntary Employees' Beneficiary Association (VEBA) trust in 1993 to provide for such future retirement benefits. The Company made cash contributions of $2,285,000 to the VEBA trust during 1993. The Company has requested, but has not yet received, a determination letter from the Internal Revenue Service (IRS) regarding recognition of the tax-exempt status of the VEBA trust. Contributions made to an IRS approved VEBA trust are irrevocable and must be used for employee benefits.


NOTE J--COMMITMENTS

Certain mining equipment leased by Coteau, Falkirk, and Sabine and certain office and other equipment leased by the Company are capitalized for financial statement purposes. Under the provisions of the Agreements, the customer is required to pay, as part of the cost of coal purchased, an amount equal to the annual lease payments. For mining equipment, interest expense and amortization in excess of annual lease payments are deferred and are recognized in years when annual lease payments exceed interest expense and amortization.

Interest paid on notes and capitalized lease obligations amounted to approximately $18,480,000 and $14,429,000 in 1993 and 1992, respectively.

Assets recorded under capitalized lease obligations are included with property, plant and equipment and consist of the following (in thousands):

                                                                                       December 31,
                                                                             --------------------------------
                                                                                  1993              1992
                                                                             -------------     -------------
   Plant and equipment                                                        $   187,006       $   166,537
   Accumulated amortization                                                       (63,711)          (54,450)
                                                                             -------------     -------------
                                                                              $   123,295       $   112,087
                                                                             =============     =============

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

DECEMBER 31, 1993 AND 1992



NOTE J--COMMITMENTS--continued


Capitalized lease obligations are renewable for additional periods at terms based upon fair market value of the leased items at the renewal dates.

During 1993 and 1992, subsidiaries of the Company incurred capitalized lease obligations of approximately $22,429,000 and $11,988,000, respectively, in connection with lease agreements to acquire plant and equipment.

Future minimum lease payments as of December 31, 1993 for all capitalized lease obligations are as follows (in thousands):

     1994                                                                   $    20,905
     1995                                                                        19,811
     1996                                                                        18,863
     1997                                                                        17,906
     1998                                                                        17,192
     Thereafter                                                                 165,478
                                                                            ------------
     Total minimum lease payments                                               260,155
     Amounts representing interest                                             (105,663)
                                                                            ------------
     Present value of net minimum lease payments                                154,492
     Current maturities                                                          (9,366)
                                                                            ------------
                                                                            $   145,126
                                                                            ============


The Company is committed under non-cancelable operating leases, with minimum lease payments as of December 31, 1993 as follows (in thousands):

     1994                                                      $     1,068
     1995                                                              991
     1996                                                              833
     1997                                                              830
     1998                                                              834
     Thereafter                                                        470
                                                              -------------
                                                               $     5,026
                                                              =============

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

DECEMBER 31, 1993 AND 1992



NOTE J--COMMITMENTS--continued


Rental expenses for all operating leases amounted to approximately $1,173,000 and $1,031,000 during 1993 and 1992, respectively.

At December 31, 1993, the unexpended portion of capital expenditures authorized by the respective boards of directors, and customers where required, of the Company and its subsidiaries approximated $42,862,000 of which $42,724,000 is being financed under the arrangements with public utilities served by the subsidiaries.


NOTE K--INCOME TAXES

As discussed in Note B, "Accounting Policies", the Company has adopted SFAS 109 effective January 1, 1993 and has retroactively applied its provisions to January 1, 1992. SFAS 109 requires, among other things, the measurement of deferred tax assets or liabilities based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expense or benefit is based on the changes in the assets or liabilities from period to period. The prior method of accounting for income taxes measured deferred income tax expense or benefit based on timing differences between the recording of income and expenses for financial reporting purposes and for purposes of filing the federal income tax returns at income tax rates in effect when the differences arose.

The Company and its subsidiaries are included in the consolidated federal income tax return filed by the parent Company. The Company and each of its subsidiaries entered into a tax-sharing agreement with the parent Company under which federal income taxes are computed by the Company and each of its subsidiaries on a separate return basis. The current portion of such tax is paid to the parent Company. During 1993 and 1992, the federal and state income taxes paid by the Company were approximately $7,555,000 and $5,480,000, respectively.

The Company's effective tax rate differs from the federal statutory rate primarily due to state income taxes and percentage depletion.

For state income tax purposes (computed on a separate return basis), certain subsidiaries have operating loss carryforwards amounting to approximately $2,312,000 which expire in 2005 through 2007.

On August 10, 1993, the Revenue Reconciliation Act of 1993 became law. This new law increased the top federal statutory income tax rate on corporations from 34% to 35%, effective retroactive to January 1, 1993. Under the provisions of SFAS 109, the cumulative effect of such rate change on deferred income taxes is required to be recognized currently as a component of income tax expense. As a result, the Company incurred an increase in income tax expense and a corresponding increase in deferred tax liability of $1,253,000.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

DECEMBER 31, 1993 AND 1992



NOTE K--INCOME TAXES--continued

Provisions for income taxes consist of the following (in thousands):

                                                                                 Year Ended December 31,
                                                                            --------------------------------
                                                                                               As Adjusted
                                                                                                 (Note B)
                                                                                  1993             1992
                                                                            --------------    --------------
Federal                                                                     $       6,609     $       6,030
State                                                                                 886               761
                                                                            --------------    --------------
  Total current tax expense                                                 $       7,495             6,791
                                                                            ==============    ==============

Federal                                                                     $       1,758     $         945
State                                                                                 605                43
                                                                            --------------    --------------
  Total deferred tax expense                                                $       2,363     $         988
                                                                            ==============    ==============


A summary of components of the net deferred tax asset (liability) included in the accompanying consolidated balance sheets resulting from differences in the book and tax basis of assets and liabilities are as follows (in thousands):

                                                                                      December 31,
                                                                            --------------------------------
                                                                                               As Adjusted
                                                                                                 (Note B)
                                                                                 1993              1992
                                                                            --------------    --------------
Current portion:
  Accrued expenses and reserves                                             $         457     $         371
  Inventory                                                                           (37)              (42)
                                                                            --------------    --------------
    Total current                                                           $         420     $         329
                                                                            ==============    ==============
Long-term portion:
  Depreciation, depletion and amortization                                  $     (16,379)    $     (13,393)
  Pensions                                                                          3,037             2,509
  Installment sales                                                                (3,986)           (4,291)
  Partnership investment                                                           (1,330)           (1,216)
  Deferred compensation                                                               602               445
  Other                                                                               (36)              308
                                                                            --------------    --------------
                                                                            $     (18,092)    $     (15,638)
                                                                            ==============    ==============


The current portion of deferred income taxes shown above, a net deferred tax asset, is included in other current assets in the accompanying consolidated balance sheets.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

DECEMBER 31, 1993 AND 1992




NOTE L--DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure about the fair value of financial instruments. Carrying amounts for cash and cash equivalents, revolving credit agreements and interest rate hedging agreements approximate fair value. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which the carrying amount differed materially from the fair value:

      NOTES RECEIVABLE AND PAYABLE: The fair value of these notes is estimated based on the discounted value of the future cash flows using borrowing rates currently available to the Company for bank loans with similar terms and average maturities.

The estimated fair value of the Company's financial instruments are as follows (in thousands):

                                                                        December 31, 1993
                                                                 ------------------------------
                                                                    Carrying           Fair
                                                                     Amount           Value
                                                                 -------------    -------------
Notes receivable                                                  $     4,343      $     6,112
Notes payable                                                     $    60,430      $    68,866



NOTE M--TRANSACTIONS WITH AFFILIATED COMPANIES

Costs and expenses include net receipts from the parent Company and other subsidiaries of the parent Company. These receipts approximated $2,136,000 in 1993 and $1,152,000 in 1992 for administrative and other services.

The note receivable from parent Company of $36,459,000 in 1993 and $17,993,000 in 1992 is a demand note, with interest of 3.64% at December 31, 1993 and 3.79% at December 31, 1992.


NOTE N--POSTEMPLOYMENT BENEFIT PLANS

In November 1992, Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits" was issued. The Company will be required to adopt this new method of accounting for benefits paid to former or inactive employees after employment but before retirement no later than 1994. This new standard requires, among other things, that the expected cost of these benefits be recognized when they are earned or become payable when certain conditions are met rather than the current method which recognizes these costs when they are paid. The adoption of this standard will not materially impact the Company's financial condition or its results of operations.